

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2018

Michael R. Smith
Chief Financial Officer
ICC Holdings, Inc.
225 20th Street
Rock Island, Illinois 61201

      Re: ICC Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed April 2, 2018 and Amended April 27, 2018
          File No. 001-38046

Dear Mr. Smith:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Division of Corporation Finance
                           Office of Healthcare & Insurance